July 10, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter dated June 21, 2012, regarding
Del Frisco’s Restaurant Group, LLC’s Amendment No. 3
to Registration Statement on Form S-1 Filed June 11, 2012
(File No. 333-179141)

Dear Ms. Nguyen:

Del Frisco’s Restaurant Group, LLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-179141) originally filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2012 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with the Commission today and have included with this letter a marked copy of Amendment No. 4.

General

1.	We note your response to our prior comment 2. We note the reference to “high AUV” on page 46. Please remove or advise.

In response to the Staff’s comment, we have deleted the reference to “high” AUV from Amendment No. 4.

Capitalization, page 39

Consolidated Balance Sheets, page F-3

2.

We note your response to our prior comment number 6 in which you indicate that once the offering proceeds are determinable, you will account for the $3.0 million one-time payment to Loan Star Fund as a reduction to your cash balance in the pro forma balance sheet. As we believe this payment is analogous to a dividend since it is being made to your principal stockholder, please revise to also reflect such payment as a reduction to retained earnings in the pro forma balance sheet. The pro forma balance sheet presented on page F-3 of your financial statements should be similarly revised. Note 14 to your financial statements should also be revised to explain the nature of the pro forma presentation for this one time termination payment being paid to Lone Star. Refer to the guidance in SAB Topic 1:B:3.

We note the Staff’s comment and, in response thereto, acknowledge that once our estimated offering proceeds are determinable, we will account for the $3.0 million one-time payment to Lone Star Fund in the pro forma balance sheet that is presented alongside our historical balance sheet as of the latest period presented as not only a reduction to our cash balance, but also as a reduction to retained earnings, and that the pro forma balance sheet on page F-3 of our financial statements will be similarly revised. We will also revise Note 14 to our financial statements to explain the nature of the pro forma presentation for the one-time termination payment to Lone Star Fund.

Note (2) Summary of Significant Accounting Policies

Segment Reporting, page F-13

3.	We note from your response to our previous comment 8 that you continue to believe it is appropriate to report the operations of your Del Frisco’s, and Sullivan’s reporting units on an aggregated basis due to their similar economic characteristics as defined in ASC 280-10-50-11. We further note that you believe these operations are economically similar because Del Frisco’s and Sullivan’s have similar gross margins for the various periods presented in your financial statements. However, after further consideration of the information that you provided in response to our prior comment, it is unclear to us that the economic characteristics of your Del Frisco’s and Sullivan’s reporting units are sufficiently similar to provide for aggregation of these operations into a single reporting segment. In this regard, we continue to have concern that the primary operating performance measure used by the Company’s CODM in assessing operating performance and allocating resources is not gross profit but rather store level EBITDA both prior to and after consideration of pre-opening costs, since this appears to be the primary operating performance measure reflected in your reports. Furthermore, after reviewing the detailed restaurant-level EBITDA information provided, it does not appear that the economic characteristics of your Del Frisco’s and Sullivan’s operations are sufficiently economically similar for aggregation pursuant to ASC 280-10-50-11 since the restaurant level EBITDA margins for these concepts vary significantly from each other during all of the periods presented in the Company’s financial statements.

While your response indicates that these differences are the result of the average sales volume differences per concept (i.e., the average sales volume at Del Frisco’s is higher), it appears these volume differences may be due largely to the economic differences that exist between the two concepts in that Del Frisco’s targets a more premium customer and has a higher average check of approximately $100 versus the $59 average check for Sullivan’s. Although restaurant-level EBITDA margins experience increased variation as a result of the average sales volume differences per concept, it appears disaggregated financial information detailing the significant differential in restaurant-level EBITDA between your concepts provides an investor with meaningful information that affords an analysis of the relative contribution to operating profits. If you continue to believe these operations are economically similar, please explain in detail the facts or circumstances responsible for the higher volume of sales at your Del Frisco’s operations than at your Sullivan’s operations. Your response should quantify how much of the volume difference is due to a higher average check per customer versus the number of customers served by each concept.

We note the Staff’s comment and, as discussed with the Staff, have revised our consolidated financial statements beginning on page F-29 of Amendment No. 4 to present our Del Frisco’s and Sullivan’s operating segments as separate reporting segments. We have also revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 46-47 and 52-61 of Amendment No. 4 to reflect this change.

4.	Furthermore, although you indicate that the variable cost structure of each of these operations is very similar, we note that the “other operating costs” associated with each of the concepts vary significantly from each other on a rather significant basis. If you continue to believe that your Del Frisco’s and Sullivan’s operations meet the criteria for aggregation, please tell us the nature and amounts of the costs comprising “other operating costs” for each of these concepts and explain in further detail why these amounts are significantly higher as a percentage of sales for your Sullivan’s operations. Absent a response that satisfactorily addresses the above concerns, we continue to believe that your Del Frisco’s and Sullivan’s operating segments should be presented as separate reporting segments in your consolidated financial statements.

We note the Staff’s comment and, as noted in response to comment 3, have revised our consolidated financial statements beginning on page F-29 of Amendment No. 4 to present our Del Frisco’s and Sullivan’s operating segments as separate reporting segments. We have also revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 46-47 and 52-61 of Amendment No. 4 to reflect this change.

Note (10) Litigation, page F-23

5.	We note your response to our prior comment number 9. Please note that we are still evaluating the Company’s accounting treatment for the matters described in our prior comment and may have further comment with respect to your response.

We note the Staff’s comment and, as discussed with the Staff, we have restated our consolidated financial statements as requested to reflect the additional amounts paid to the dissenting shareholders to settle the litigation as an expense in 2009 rather than as an adjustment to the purchase price. Additionally, as part of the restatement, we corrected previously disclosed immaterial errors that were recorded in 2011 into their appropriate fiscal periods. The restatement is discussed in Note 2 to our consolidated financial statements beginning on page F-14 of Amendment No. 4.

Other

6.	We note your response to previous comment number 11. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

We note the Staff’s comment and, in response thereto, advise that we intend to disclose the exact number of options to be granted in connection with the offering and the expected terms thereof in the Registration Statement prior to its effectiveness once the information becomes available.

7.	Please provide a currently dated consent from the independent registered public accountants in any future amendments to the registration statement.

We note the Staff’s comment and, in response thereto, advise that we have filed a currently dated consent from our independent registered public accounting firm as Exhibit 23.1 to Amendment No. 4 as requested and will file currently dated consents with any future amendment to the Registration Statement to the extent required.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (817) 601-4606.

Sincerely,

/s/ Thomas J. Pennison, Jr.

Thomas J. Pennison, Jr.

Chief Financial Officer

cc:	Jeffrey A. Chapman
Peter W. Wardle
Colin J. Diamond

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